SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

Our Ref: 22277-00002

08006210

December 2, 2008

SEC
Mail Processing
Section

DEC 04 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find copies of two announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
DEC 12 2008
THOMSON REUTERS

Yan Chen
Registered Foreign Lawyer
(New York)

Encl.

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Proxy Form for 2008 Second Extraordinary General Meeting

Number of Shares related to this proxy form	H Share/A Shares*

I(We)[(note 1)] ______________________________

of ______________________ being the holder(s) of[(note 2)] ______________________ H Share(s)/

A Share(s)* of China Oilfield Services Limited (the "Company") now appoint[(note 3)] ______________________

(I.D. No.: ______________________ of ______________________)/

or failing him, the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the resolutions in accordance with the instructions below and on my (our) behalf at the Extraordinary General Meeting ("EGM") to be held at 9:30 a.m. (Beijing time) on 29 December 2008 (Monday) at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution or abstain at his own discretion.

Special Resolutions:	For [(note 4)]	Against [(note 4)]
Resolution on the approval of the issue of Domestic Corporate Bonds		

Date: ______________________ 2008 Signature: [(note 5)] ______________________

Notes:

(1) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.** A member of the Company who is the holder of two or more shares may appoint more than one proxy to attend and, on a poll, vote in his/her stead. If more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a member of the Company, but must attend the Meeting to represent you.

(4) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK THE APPROPRIATE BOXES MARKED "AGAINST".** Failure to tick the boxes will entitle your proxy to cast your votes at his/her discretion or abstain from the relevant resolutions. Your proxy will also be entitled to vote at his/her discretion or abstain from any other resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(5) Where there are joint holders of a share of the Company, any one of such joint holders may vote at the Meeting either personally or by proxy in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such joint holders so present whose name stands first on the register of members of the Company shall alone be entitled to vote in respect of such share.

(6) Completion and return of this form of proxy will not preclude you from attending the Meeting and voting in person if you so wish. In the event that you attend the Meeting after having lodged this form of proxy, it will be deemed to have been revoked.

(7) Holders of the Company's overseas listed foreign invested shares (H Shares) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited after closing of trading on Monday, 8 December 2008 and holders of A shares whose names appear on the Company's register of members on the record date are entitled to attend and vote at the meeting.

(8) H shareholders who intend to attend the EGM, shall return the reply slip for attending the EGM to the Company's Hong Kong registered office by facsimile or post no later than 9 December 2008 (Tuesday). The details of the Company's Hong Kong registered office are as as follows:

Address: 65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

For A shareholders, the abovementioned reply slips must be delivered to the secretary office of the board of the Company:

Address: Room 608, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing
Tel: (86) 10-84521685
Fax: (86)10-84521325

(9) Each Shareholder who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf. Where a Shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's Hong Kong registered office by post or facsimile, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid. For A shareholders, the abovementioned documents must be delivered to the secretary office of the board of the Company before the abovementioned time.

(10) Holders of H Shares whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited at the close of office hour on Monday, 8 December 2008 and A shareholders whose name appear on the Company's register of members maintained by Shanghai branch of China Securities Depository & Clearing Corporation Limited are entitled to attend and vote at the meeting.Transferees of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant Share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on Monday, 8 December 2008 for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Address of Computershare Hong Kong Investor Services Limited is as follows:

46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(11) Shareholders or their proxies must present proof of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, copies of his/her power of attorney or copies of the resolution a copy of the resolution of the board of directors or governing body of such shareholder.

(12) The EGM is expected to last not more than one day. Shareholders or their proxies attending the meeting are responsible for their own transportation and accommodation expenses.

* *Please delete as appropriate*

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Reply Slip for Extraordinary General Meeting
to be held on Monday, 29 December 2008

I(We) ____ of

(address) ____,

telephone number: ____________________ and fax number: ____________________,
being the holder(s) of ______________________________ H Share(s)/A Share(s)* of China Oilfield Services Limited (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the Extraordinary General Meeting ("EGM") to be held on 29 December 2008 (Monday) at 9:30 a.m (Beijing time) at Room 504, CNOOC Building, No. 25 Chaoyangmenbei Dajie, Dongcheng District, Beijing, PRC.

Signature: ____________________

Date: ____________________ 2008

Note: Shareholders who intend to attend the EGM must complete and return the written replies for attending the EGM to the Company's registered office by facsimile or post no later than 9 December 2008 (Tuesday):

Address:	65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2515
Fax:	(852) 2525 9322

* *Please delete as appropriate*

END